UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

TERREMARK WORLDWIDE, INC.

(Name of Subject Company (Issuer))

VERIZON HOLDINGS INC.

(Offeror)

a wholly-owned subsidiary of

VERIZON COMMUNICATIONS INC.

(Parent of Offeror)

Common Stock, $.001 par value

(Title of Class of Securities)

881448203

(CUSIP Number of Class of Securities)

William L. Horton, Jr., Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

140 West Street

New York, New York 10007

(212) 395-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Frederick S. Green, Esq.

Michael E. Lubowitz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,514,272,412.00	$175,807.03

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 67,402,815 shares of common stock of Terremark Worldwide, Inc. (“Terremark”) outstanding multiplied by the offer price of $19.00 per share, (ii) 2,030,268 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding options multiplied by $19.00, (iii) 3,168,437 unvested shares of restricted common stock of Terremark multiplied by $19.00, (iv) 2,014,750 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding warrants multiplied by $19.00 and (v) 5,082,278 shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, which is the number of shares of common stock that may be issued under the convertible notes assuming an offer price of $19.00 per share and a closing date of March 11, 2011. Other than with respect to the number of shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, the calculation of the filing fee is based on Terremark’s representation of its capitalization as of January 26, 2011. as set forth in the Agreement and Plan of Merger, dated as of January 27, 2011 by and among Verizon Communications Inc., Verizon Holdings Inc. and Terremark.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$175,807.03	Filing Party:	Verizon Communications Inc. and Verizon Holdings Inc.
Form of Registration No.:	Schedule TO	Date Filed:	February 10, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on February 10, 2011 (the “Schedule TO”), as amended by Amendment No. 1 filed on February 18, 2011 (“Amendment No. 1”) and Amendment No. 2 filed on February 28, 2011 (“Amendment No. 2”), and relates to the offer by Purchaser (as defined below) to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Terremark Worldwide, Inc., a Delaware corporation (“Terremark”), at a purchase price of $19.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2011 (which, together with this Amendment and any previous or future amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Verizon Holdings Inc., a Delaware corporation (“Purchaser”) and Verizon Communications Inc., a Delaware corporation and the sole stockholder of Purchaser (“Parent”), on February 10, 2011, as amended by Amendment No. 1, Amendment No. 2 and this Amendment, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Terremark on February 11, 2011, as amended on February 15, 2011, February 18, 2011 and March 1, 2011 (and any further amendments thereto), contain important information about the Offer, all of which should be read carefully by Terremark stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of January 27, 2011, as amended on February 28, 2011 (and any further amendments thereto), by and among Parent, Purchaser and Terremark.

Documentation relating to the Offer has been mailed to Terremark stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, or by calling toll-free at (800) 903-2897.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO (as amended by Amendment No. 1 and Amendment No. 2), except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 11.

The Offer to Purchase is hereby amended by:

A. Adding the following text:

“On March 15, 2011, Purchaser extended the Expiration Date of the Offer until 12:00 midnight, New York City time, on Thursday, March 31, 2011. The Expiration Date may be further extended as described in this Offer to Purchase. The Depositary has indicated that, as of the close of business on March 14, 2011, 23,196,845 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 32.85% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(G) and is incorporated by reference herein.”

B. Amending and supplementing the information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” by adding the following text as a new final paragraph under the heading “Antitrust Compliance”:

“On Monday, March 14, 2011, Parent received from the Antitrust Division a second request for information under the HSR Act with respect to the purchase of Shares pursuant to the Offer and the Merger. As a result of the request for additional information, the waiting period under the HSR Act will be extended until 11:59 P.M., New York City time, ten (10) days after Parent’s substantial compliance with such request. Parent intends to cooperate with the Antitrust Division to comply promptly with the second request for information. In addition, Terremark has informed Parent that it has also received a second request for information under the HSR Act with respect to Purchaser’s purchase of Shares pursuant to the Offer and the Merger and that it intends to cooperate with the Antitrust Division to comply promptly with the delivery of all requested information.

The press release issued by Parent on March 15, 2011 announcing receipt of the request for additional information is filed as Exhibit (a)(5)(G) hereto and is incorporated by reference herein.”

Item 12.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(5)(G)	Press Release issued by Parent on March 15, 2011.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen
	Name:	John W. Diercksen
	Title:	Executive Vice President – Strategy,
Development and Planning

VERIZON HOLDINGS INC.

By:	/s/ John W. Diercksen
	Name:	John W. Diercksen
	Title:	Executive Vice President – Strategy,
Development and Planning

Date: March 15, 2011